UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06004955

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66882

MK 3/16

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING 2/19/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.L.C. Capital Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1033 SKOKIE BLVD SUITE 430
(No. and Street)

NORTHBROOK IL 60062
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL S. WINTERS 847-919-3544 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVER, LERNER, SCHWARTZ & FERTEL
(Name – *if individual, state last, first, middle name*)

8707 North Skokie BLVD, SUITE 400 SKOKIE, IL 60077
(Address) (City) (State) (Zip Code)

RECEIVED FEB 24 2006 185 WASH, D.C. PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

KH 4/26/06

OATH OR AFFIRMATION

I, RANDALL WINTERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.L.K CAPITAL ADVISORS, LLC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
BLAGOMIRA IANAKOV
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/13/08

2/22/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC

Financial Statements

For the Period From February 19, 2005 (Date of Inception)
to December 31, 2005

E.L.K. CAPITAL ADVISORS, LLC

For the period from February 19, 2005 (date of inception)
to December 31, 2005

CONTENTS

SILVER LERNER SCHWARTZ FERTEL
SLSF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
E.L.K. Capital Advisors, LLC
Northbrook, Illinois

We have audited the accompanying balance sheet of E.L.K. Capital Advisors, LLC as of December 31, 2005 and the related statements of income, changes in member's equity, and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of E.L.K. Capital Advisors, LLC as of December 31, 2005, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silver, Lerner, Schwartz & Fertel
Certified Public Accountants

February 17, 2006

8707 North Skokie Boulevard • Skokie, Illinois 60077
tel: 847.676.2000 • fax: 847.676.2065 • www.slsf.com

E.L.K. CAPITAL ADVISORS, LLC

Balance Sheet

December 31, 2005

ASSETS

Current Assets	
Cash and equivalents	$ 172,125
Accounts receivable	354,732
Prepaid expenses	690
Total Current Assets	527,547
Property and Equipment, at cost	
Computers and equipment	3,391
Computer software	344
Furniture and fixtures	929
	4,664
Less: Accumulated depreciation and amortization	683
Net Property and Equipment	3,981
Other Assets	
Accounts receivable	166,250
Total Assets	$ 697,778

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 7,803
Commitments - Notes 2 and 5	
Member's Equity	689,975
Total Liabilities and Member's Equity	$ 697,778

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC

Statement of Income

For the period From February 19, 2005 (date of inception) to December 31, 2005

Revenues	
Placement fees	$ 670,624
Operating Expenses	
Regulatory fees	7,720
Other operating expenses	83,730
Total Operating Expenses	91,450
Operating Income	579,174
Other Income	
Interest Income	801
Net Income	$ 579,975

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

For the Period From February 19, 2005 (date of inception) to December 31, 2005

	Contributed Capital	Retained Earnings	Total Member's Equity
Capital contributed	$ 110,000	$ -	$ 110,000
Net income		579,975	579,975
Balance, December 31, 2005	$ 110,000	$ 579,975	$ 689,975

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC

Statement of Cash Flows

For the Period From February 19, 2005 (date of inception) to December 31, 2005

Cash Flows From Operating Activities		
Net income	$	579,975
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		683
Increase in operating assets		
Accounts receivable		(520,982)
Prepaid expenses		(690)
Increase in operating liabilities		
Accounts payable and accrued expenses		7,803
Net Cash Provided By Operating Activities		66,789
Cash Flows From Investing Activities		
Purchases of property and equipment		(4,664)
Cash Flows From Financing Activities		
Capital contributed		110,000
Net Increase In Cash and Equivalents		172,125
Cash and Equivalents		
Beginning		
End	$	172,125

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Business Activity
E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company on February 19, 2005 by its sole member, ELK Investments, Inc. to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or profit allocated and management fees earned by a client from investors introduced by the Company. Other consulting fees are recognized as billed.

Cash Equivalents
The Company treats investments in highly liquid securities with an initial maturity of less than 90 days as cash equivalents.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations payable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and equipment
Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Income taxes
As a single-member limited liability company, federal income taxes on earnings of the Company are payable by its Member and, accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $152,726, which was $147,726 in excess of its required net capital of $5,000.

Note 3 – *Concentrations*

The Company's deposits with a single financial institution in Highland Park, Illinois at December 31, 2005 exceeded federally insured limits by approximately $72,000.

During 2005 all revenues earned were from one client and all receivables were due from this client.

Note 4 – Employee Benefit Plan

The Company maintains a profit sharing and 401(k) plan covering all eligible employees, as defined. The plan provides for contributions by the Company as annually determined by its Member. The Company made no contributions during 2005.

Note 5 – Lease Commitment

The Company leases its office facility in Northbrook, Illinois pursuant to a sub-lease which expires in December, 2006. Rent expense aggregated $15,378 for the year-ended December 31, 2005.

Note 6 – Subsequent Event

The Company distributed $200,000 to its Member in February, 2006.

**Supplemental Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934**

The accompanying schedule is prepared in accordance with requirements and general format of FOCUS Form X-17 A-5.

E.L.K. CAPITAL ADVISORS, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2005

Net Capital		
Total members' equity qualified for net capital	$	689,975
Deduction for non-allowable assets:		
Accounts receivable		(520,982)
Prepaid expenses		(690)
Fixed assets - net		(3,981)
Net capital before haircuts		164,322
Less haircuts		11,596
Net capital		152,726
Minimum net capital required		5,000
Excess net capital	$	147,726
Aggregate Indebtedness:		
Liabilities	$	7,803
Ratio of aggregate indebtedness to net capital		.05 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

No material difference exists between net capital as reported in FOCUS Part IIA and net capital as reported above.

Schedule II
Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and *Information Relating to the Possession or Control Requirements Under* Securities and Exchange Commission Rule 15c3-3

December 31, 2005

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(i) of the rule and does not hold customers' monies or securities.

SILVER LERNER SCHWARTZ FERTEL

SLSF

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required By Rule 17a-5

To the Member of
E.L.K. Capital Advisors, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements and schedules of E.L.K. Capital Advisors, LLC (the Company), for the period ended December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8707 North Skokie Boulevard • Skokie, Illinois 60077
tel: 847.676.2000 • fax: 847.676.2065 • www.slsf.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Silver, Lerner, Schwartz & Fertel

Certified Public Accountants

February 17, 2006